Exhibit 21.2

Subsidiaries of Ace Green Recycling, Inc.

Listed below are the direct and indirect subsidiaries of Ace Green Recycling, Inc.

Name of Subsidiary	Jurisdiction of Organization
AGR Personnel Inc.	Delaware
AGR Lithium Inc.	Delaware
VerdeEn Chemicals, Inc.	Delaware
AGR Licensing Inc.	Delaware
AGR Asset Holdings Inc.	Delaware
AGR Lithium Asset Holdings Inc.	Delaware
AGR Enterprises Inc.	Delaware
Ace Recycling Pte. Ltd.	Singapore
AGR Equipments Private Limited	India
VerdeEn Chemicals Private Limited	India
Ace Green Recycling UK Ltd	England and Wales
ACE Lithium India Private Limited	India
Korkea Technology India Private Limited	India